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                              PRUDENTIAL MUNICIPAL
                                  SERIES FUND
                         -----------------------------

                  (MASSACHUSETTS SERIES, NORTH CAROLINA SERIES
                                AND OHIO SERIES)

                       Supplement Dated November 3, 2000
                       Prospectus Dated November 3, 2000

  The Board of Trustees of Prudential Municipal Series Fund (the Fund) has recently approved a proposal to exchange the assets and liabilities of Massachusetts Series, North Carolina Series and Ohio Series (each individually, a Series, and collectively, the Series) of the Fund for shares of Prudential National Municipals Funds, Inc. (National Municipals Fund). Class A, B and C shares of the Series would be exchanged at net asset value for Class A shares of equivalent value of National Municipals Fund. Class Z shares of Massachusetts Series would be exchanged at net asset value for Class Z shares of equivalent value of National Municipals Fund.

  The transfer has been approved by the Trustees of the Fund and by the Board of Directors of National Municipals Fund and is subject to approval by the shareholders of the Series. The shareholders' meeting with respect to each Series is scheduled to occur on December 7, 2000. A proxy statement/prospectus relating to the transactions is being mailed to each Series' shareholders with this supplement.

  The Fund no longer accepts orders to purchase or exchange into its shares of any class of any Series, except for (1) certain Retirement and Employee Plans (excluding IRA accounts) that are currently shareholders, and successor or related programs and plans, (2) investors who have executed a Letter of Intent prior to August 24, 2000, (3) shareholders who have elected to reinvest dividends and/or distributions, (4) purchases made by former shareholders in connection with the 90-day repurchase privilege and (5) current shareholders participating in automatic investment plans. The current exchange privilege of obtaining shares of other

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Prudential Mutual Funds and the current redemption rights will remain in effect until the transaction is consummated.

  The investment objective of National Municipals Fund is to seek a high level of current income that is exempt from federal income taxes.